Exhibit 99.1
Hydrogenics Corporation

Second Quarter 2005 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2005	2004

Assets

Current assets
Cash and cash equivalents	$54,647	$26,209
Short-term investments	43,096	62,853
Accounts receivable	6,562	5,223
Grants receivable	3,131	2,437
Inventories (note 4)	10,935	4,324
Prepaid expenses	2,227	1,400

	120,598	102,446

Deferred charges	—	1,030
Property, plant and equipment	7,217	5,286
Intangible assets	38,169	3,878
Goodwill	69,049	5,113
Other non-current assets	28	108

	$235,061	$117,861

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$19,098	$6,421
Unearned revenue	4,207	1,537
Income taxes payable	263	214

	23,568	8,172

Long-term debt	350	302
Deferred research and development grants	157	174

	24,075	8,648

Shareholders’ Equity (note 6)
Share capital and other equity	318,309	194,159
Deficit	(101,621)	(80,900)
Foreign currency translation adjustments	(5,702)	(4,046)

	210,986	109,213

	$235,061	$117,861

The accompanying notes form an integral part of these interim consolidated financial statements.

(Signed) Norman Seagram	(Signed) Pierre Rivard
Chairman	President, CEO, Director

Second Quarter 2005 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenues	$6,293	$3,578	$17,597	$7,653

Cost of revenues	5,215	2,546	15,497	5,371

	1,078	1,032	2,100	2,282
Operating expenses
Selling, general and administrative	5,312	3,313	11,493	6,525
Stock-based compensation expense (note 7)	563	338	1,059	626
Research and product development (note 8)	1,698	2,857	4,951	5,168
Depreciation of property, plant and equipment	362	639	736	1,163
Amortization of intangible assets	2,065	2,128	4,203	4,256
Integration costs (note 12)	313	—	1,037	—

	10,313	9,275	23,479	17,738

Loss from operations	(9,235)	(8,243)	(21,379)	(15,456)

Other income (expenses)
Provincial capital tax	(86)	(43)	(132)	(87)
Interest	496	179	1,166	344
Foreign currency losses	(663)	(333)	(328)	(665)

	(253)	(197)	706	(408)

Loss before income taxes	(9,488)	(8,440)	(20,673)	(15,864)
Current income tax expense	11	41	48	68

Net loss for the period	(9,499)	(8,481)	(20,721)	(15,932)
Deficit – Beginning of period	(92,122)	(54,812)	(80,900)	(47,361)

Deficit – End of period	$(101,621)	$(63,293)	$(101,621)	$(63,293)

Net loss per share
Basic and diluted (note 9)	$(0.10)	$(0.13)	$(0.23)	$(0.26)

Shares used in calculating basic and diluted net loss per share	91,675,121	64,579,284	90,766,791	62,459,534
The accompanying notes form an integral part of these interim consolidated financial statements.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(9,499)	$(8,481)	$(20,721)	$(15,932)
Items not affecting cash
Depreciation of property, plant and equipment	436	639	1,032	1,163
Amortization of intangible assets	2,065	2,128	4,203	4,256
Unrealized foreign exchange (gains) losses	(141)	34	(11)	(104)
Imputed interest on long-term debt	8	14	16	34
Non-cash consulting fees	18	16	37	33
Stock-based compensation	563	338	1,059	626
Net change in non-cash working capital	(1,467)	(2,190)	(2,959)	775

	(8,017)	(7,502)	(17,344)	(9,147)

Investing activities
Increase (decrease) in short-term investments	49,687	8,558	46,375	(50,417)
Purchase of property, plant and equipment	(59)	(1,139)	(298)	(2,105)
Business acquisitions, net of cash acquired	—	—	(343)	—

	49,628	7,419	45,734	(52,522)

Financing activities
Repayment of long-term debt	(54)	(143)	(81)	(198)
Deferred research and development grant	(9)	—	(17)	—
Common shares issued, net of issuance costs	11	(327)	146	60,368

	(52)	(470)	48	60,170

Increase (decrease) in cash and cash equivalents during the period	41,559	(553)	28,438	(1,499)

Effect of exchange rate changes on cash		—	—	(1)
Cash and cash equivalents – Beginning of period	13,088	1,017	26,209	1,964

Cash and cash equivalents – End of period	$54,647	$464	$54,647	$464

Supplemental disclosure
Interest paid	$24	$24	$30	$33
Income taxes paid	10	44	66	156
The accompanying notes form an integral part of these consolidated financial statements.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 13.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and six-month periods ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2004 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2004, except as described below and in note 2. Certain prior year amounts have been reclassified to conform with the current period presentation.
Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days. Interest earned and market value losses are recognized immediately in the interim consolidated statements of operations.
Foreign currency translation
Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the period, except for depreciation and amortization, which are translated at historic rates. Resultant gains and losses are included in the results of its operations .
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of their operations are translated at the average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.
The operations of the Corporation’s German subsidiary are considered integrated with those of the parent company, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the period, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

2. New accounting standards
(i) Canadian standards
Liabilities and equity
The Corporation adopted The Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment was effective for periods beginning on or after November 1, 2004. The Corporation adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have an impact on the Corporation’s financial position, results of operations or cash flows.
Financial instruments
In April 2005, the CICA issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
Comprehensive income
CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
Equity
The CICA has replaced Section 3250, Surplus, with Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
(ii) U.S. standards
Inventory costs
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guideline is not expected to have a material impact on the Corporation’s financial position, results of operations, or cash flows.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

3. Business acquisitions
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy Systems Corporation (“Stuart Energy”) a leading provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly owned subsidiary of the Corporation. The purchase price was $122,908 exclusive of $2,444 of expenses relating to the acquisition. Consideration consisted of 26,999,399 common shares of the Corporation with a value based on the average market prices of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and the granting of 1,823,404 options to purchase common shares of the Corporation (note 6). The purchase price was allocated to the assets and liabilities acquired as follows:

Current assets	$38,837
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

Intangible assets acquired pursuant to the Stuart Energy acquisition are being amortized on a straight-line basis over their estimated useful lives, as follows:

	Amount at	Estimated
	acquisition date	useful life
Product technology	$30,300	4 - 7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year

	$38,500

The acquisition was accounted for by the purchase method and the results of operations of Stuart Energy have been consolidated effective January 6, 2005.
The Corporation recorded $6,615 of restructuring costs in connection with combining the pre-merger Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to pre-merger Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation, and accordingly, have resulted in an increase to goodwill. Estimated restructuring expenses may change as management executes the integration plan.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

The following table shows the activities related to the restructuring liabilities pertaining to the pre-merger operations of Stuart Energy:

	Severance	Facilities	Other	Total

Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments	(3,365)	(820)	(300)	(4,485)

Restructuring liabilities as at June 30, 2005	$441	$1,689	$—	$2,130

Cash payments during the three months ended June 30, 2005 were $1,200.
4. Inventories

	June 30	December 31
	2005	2004

Raw materials	$4,461	$2,456
Work-in-progress	6,437	1,678
Finished goods	37	190

	$10,935	$4,324

5. Warranties
Changes in the Corporation’s aggregate product warranty liabilities for the six months ended June 30, 2005 are as follows:

Balance, December 31, 2004	$766
Accruals for warranties issued during the period	1,016
Settlements made during the period	(540)

Balance, June 30, 2005	$1,242

Second Quarter 2005 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

6. Shareholders’ equity
Changes in shareholders’ equity for the six months ended June 30, 2005 are as follows:

						Foreign
						currency	Total
	Common shares			Contributed		translation	shareholders’
	Number	Amount	Warrants	surplus	Deficit	adjustment	equity
Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213
Shares issued and options granted on the acquisition of Stuart Energy	26,999,103	119,526	—	3,382	—	—	122,908
Issuance of common shares on exercise of options	49,578	146	—	—	—	—	146
Stock-based consulting expense	—	—	—	37	—	—	37
Stock-based compensation expenses	—	—	—	1,059	—	—	1,059
Foreign currency translation adjustments	—	—	—	—	—	(1,656)	(1,656)
Net loss	—	—	—	—	(20,721)	—	(20,721)

Balance at Jun. 30, 2005	91,675,670	$306,954	$4,722	$6,633	$(101,621)	$(5,702)	$210,986

7. Stock-based compensation expense
During the six months ended June 30, 2005, 1,618,900 stock options with the weighted average fair value of $1.99 at the date of grant were issued to employees.
Prior to January 1, 2003, under Canadian GAAP, no compensation expense was recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense over the period in which the related employee services are rendered, based on the estimated fair value at the date of the grant.
Stock options issued during the six months ended June 30, 2005 were valued using the Black-Scholes option pricing model with the following assumptions:

	June 30	June 30
	2005	2004

Risk free interest rate (%)	3.50% - 3.74%	3.50% - 4.86%
Expected volatility (%)	52% - 74%	48 - 77%
Expected life (in years)	4	4
Expected dividends	nil	nil

Second Quarter 2005 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

Had the Corporation determined compensation expense based on the fair value method described in Section 3870 “Stock-based Compensation and Other Stock-Based Payments” for stock options granted in the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	Basic and diluted net loss per share
	three months ended June 30
	2005		2004

Net loss for the period	$(9,499)	$(0.10)	$(8,481)	$(0.13)
Additional stock-based compensation expense	(29)	—	(50)	—

Pro forma net loss for the period	$(9,528)	$(0.10)	$(8,531)	$(0.13)

	Basic and diluted net loss per share
	six months ended June 30
	2005		2004

Net loss for the period	$(20,721)	$(0.23)	$(15,932)	$(0.26)
Additional stock-based compensation expense	(51)	—	(112)	—

Pro forma net loss for the period	$(20,772)	$(0.23)	$(16,044)	$(0.26)

8. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three and six months ended June 30, 2005 and 2004, research and development expenses and program funding, which has been received or is anticipated to be received, are as follows:

	Three months ended June 30
	2005	2004

Research and product development expenses	$2,609	$4,240
Research and product development funding or anticipated funding	(911)	(1,383)

Total research and product development expenses	$1,698	$2,857

	Six months ended June 30
	2005	2004

Research and product development expenses	$6,675	$7,237
Research and product development funding or anticipated funding	(1,724)	(2,069)

Total research and product development expenses	$4,951	$5,168

9. Net loss per share
For the three and six months ended June 30, 2005, the weighted average number of common shares outstanding was 91,675,121 and 90,766,791, respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

10. Guarantees
As at June 30, 2005, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $3,720 (December 31, 2004 — $217) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
11. Segmented financial information
As a result of the acquisition of Stuart Energy effective January 6, 2005, the Corporation now has two reportable segments: (i) Power and Generation; and (ii) Test. Power and Generation includes the design, development, manufacture, and sale of integrated solutions for distributed hydrogen infrastructure requirements, fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from the Corporation providing technical and support services. Test includes the manufacturing and sale of test equipment, upgrades to test equipment and the in-house testing of customer supplied components. Other activities include the corporate services such as corporate financial reporting, insurance, treasury and other administrative functions.
Financial information by reportable segment for the three and six months ended June 30, 2005 and 2004 is as follows:

			Three months ended June 30, 2005
	Power and
	Generation	Test	Other	Total
Revenue from external customers	$2,963	$3,330	$—	$6,293
Amortization of intangible assets	2,053	12	—	2,065
Depreciation of property, plant and equipment	310	126	—	436
Interest income		—	526	526
Interest expense	—	—	30	30
Income tax expense	—	—	11	11
Segment loss (i)	$(6,180)	$(651)	$(2,668)	$(9,499)

			Six months ended June 30, 2005
	Power and
	Generation	Test	Other	Total
Revenue from external customers	$12,569	$5,028	$—	$17,597
Amortization of intangible assets	4,180	23	—	4,203
Depreciation of property, plant and equipment	580	452	—	1,032
Interest income	—	—	1,219	1,219
Interest expense	—	—	53	53
Income tax expense	—	—	48	48
Segment loss (i)	$(13,718)	$(1,451)	$(5,552)	$(20,721)

Second Quarter 2005 Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

			Three months ended June 30, 2004
	Power and
	Generation	Test	Other	Total
Revenue from external customers	$1,431	$2,147	$—	$3,578
Amortization of intangible assets	946	1,182	—	2,128
Depreciation of property, plant and equipment	65	574	—	639
Interest income	—	—	207	207
Interest expense	—	—	28	28
Income tax expense	—	—	41	41
Segment loss (i)	$(2,854)	$(2,625)	$(3,002)	$(8,481)

			Six months ended June 30, 2004
	Power and
	Generation	Test	Other	Total
Revenue from external customers	$2,971	$4,682	$—	$7,653
Amortization of intangible assets	1,892	2,364	—	4,256
Depreciation of property, plant and equipment	175	988	—	1,163
Interest income	—	—	400	400
Interest expense	—	—	56	56
Income tax expense	—	—	68	68
Segment loss (i)	$(5,388)	$(4,839)	$(5,705)	$(7,451)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.
Revenues from external customers in the Power and Generation segment for the three months ended June 30, 2005 can be further divided into revenues from Power of $1,085 and Generation of $1,879 (June 30, 2004 — $1,431 and $nil, respectively). Revenues from external customers in the Power and Generation segment for the six months ended June 30, 2005 can be further divided into revenues from Power of $2,055 and Generation of $10,514 (June 30, 2004 — $2,971 and $nil, respectively).
Purchases of intangible assets and goodwill during the three months ended June 30, 2005 were $nil ($nil for the three months ended June 30, 2004). Purchases of intangible assets and goodwill during the six months ended June 30, 2005 were $38,500 and $63,936, respectively ($nil for the six months ended June 30, 2004).
Intangible assets and goodwill relating to the Corporation’s Power and Generation segment as at June 30, 2005 are $38,099 and $63,936 (December 31, 2004 — $3,785 and $nil), respectively. Intangible assets and goodwill relating to the Corporation’s Test segment as at June 30, 2005 are $70 and $5,113 (December 31, 2004 — $93 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

Revenues and cost of revenues derived from products and services are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Revenues
Products	$5,811	$2,374	$16,666	$5,412
Services	482	1,204	931	2,241

	$6,293	$3,578	$17,597	$7,653

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Cost of revenues
Products	$5,009	$1,852	$14,992	$3,877
Services	206	694	505	1,494

	$5,215	$2,546	$15,497	$5,371

Revenues are segmented by geography, as follows:

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

United States	$2,491	$1,830	$5,617	$3,389
Japan	791	1,473	1,039	3,070
Korea	784	85	1,088	85
Canada	579	79	820	100
Germany	415	5	423	13
Spain	118	—	1,132	—
Pakistan	23	—	1,065	—
France	8	—	—	867
Sweden	7	—	1,180	—
Vietnam	—	—	2,291	—
China	—	—	935	—
Rest of world	1,077	106	2,007	129

	$6,293	$3,578	$17,597	$7,653

12. Integration costs
Integration costs relate to reorganization and alignment activities associated with the acquisition of Stuart Energy.

	Three months ended	Six months ended
	June 30, 2005	June 30, 2005

Termination benefits	$49	$716
Other	264	321

	$313	$1,037

Second Quarter 2005 Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

13. Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Net loss for the period based on Canadian GAAP	$(9,499)	$(8,481)	$(20,721)	$(15,932)
Additional stock-based compensation under APB No. 25 (i)(b)	—	(8)	—	(23)
Write-off of in-process research and development (ii)	—	—	(18,400)	—
Amortization of in-process research and development (ii)	657	—	1,314	—

Net loss for the period based on U.S. GAAP	(8,842)	(8,489)	(37,807)	(15,955)
Foreign currency translation adjustments	(1,177)	—	(1,656)	—

Comprehensive loss for the period based on U.S.GAAP (iii)	$(10,019)	$(8,489)	$(39,463)	$(15,955)

Basic and diluted loss per share based on U.S. GAAP	(0.11)	(0.13)	(0.43)	(0.26)
Weighted average number of shares used in calculating basic and diluted loss per share	91,675,121	64,579,284	90,766,791	62,459,534
(i) Stock-based compensation
(a)	Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian GAAP and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

(b)	Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period.
(ii) In-process research and development
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
(iii) Comprehensive loss
U.S. GAAP requires the disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The only item of comprehensive loss for the Company is the charge to the currency translation adjustment. The Corporation has not yet adopted the Canadian GAAP standard for reporting comprehensive loss.

Second Quarter 2005 Interim Consolidated Financial Statements	Page 14